Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Kingsway announces its intention to commence an offer to acquire up to a maximum of 750,000 of the outstanding preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust for Cdn$17.50
            per unit

            TORONTO, April 20 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX:
KFS) (the "Company") announced today that it intends to commence an offer
(either directly or through an affiliate) to purchase for cash up to a maximum of 750,000 preferred, retractable, redeemable, cumulative units (the "Units")
of Kingsway Linked Return of Capital Trust ("KLROC") (TSX: KSP.UN) at a price per Unit of Cdn.$17.50.
            The offer price represents an 11% premium over the per Unit closing price on the TSX on April 19, 2010 and a 17% premium over the average trading price of the Units on the TSX during the 20 business day period up to and including
April 19, 2010.
            This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. Any offer will be made exclusively by means of, and subject to the terms and conditions set out in, a formal offer to be prepared in accordance with the requirements of applicable law.

            About the Company

            Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

            Forward-Looking Statements

            This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            %CIK: 0001072627

            /For further information: /
            (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 16:56e 20-APR-10